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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 AND ENDING 12/31/2001
MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Thomson Institutional Services INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Ave. 7th Floor
(No. and Street)

NewYork, NY   10022-6102
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph N. Stineman   212-350-4630
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name — if individual, state last, first, middle name)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

⊕ MAR 2 6 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Joseph N. Stineman___ ___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Thomson Institutional Services Inc.___ ___, as of ___12/31___, 19 ___2001___ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President & CEO
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomson Institutional Services, Inc.

(An indirect wholly owned subsidiary of
The Thomson Corporation)
Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Thomson Institutional Services Inc:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Thomson Institutional Services Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 21, 2002

Thomson Institutional Services Inc.
(An indirect wholly owned subsidiary of
The Thomson Corporation)
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 14,156,153
Investments, at fair value	81,300
Receivable from clearing brokers	2,411,624
Expenses prepaid to affiliates	1,899,821
Other assets	88,964
Total assets	**$ 18,637,862**

Liabilities and Stockholder's Equity

Liabilities	
Payable to affiliates	$ 4,559,898
Deferred product fees	5,338,087
Total liabilities	**9,897,985**
Stockholder's equity	
Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	249,999
Retained earnings	8,489,877
Total stockholder's equity	**8,739,877**
Total liabilities and stockholder's equity	**$ 18,637,862**

The accompanying notes are an integral part of this financial statement.

Thomson Institutional Services Inc.   3
(An indirect wholly owned subsidiary of
The Thomson Corporation)
Notes to the Statement of Financial Condition
December 31, 2001

1. **Organization and Significant Accounting Policies**

    Thomson Institutional Services Inc. (the "Company") is an indirect wholly owned subsidiary of The Thomson Corporation. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

    Cash and cash equivalents represent money market mutual funds. The carrying amount of such cash and cash equivalents approximate their fair value due to the short-term nature of these instruments.

    Investments are carried at fair value. Any unrealized gains or losses are recognized in income.

2. **Related Party Transactions**

    The Company executes securities transactions for customers (the "Customers"), who are also clients of Thomson Financial Services Inc. ("TFS"), an affiliate. Pursuant to an agreement between the Customers and TFS, the Customers place securities orders with the Company up to an agreed-upon commission commitment amount in return for receiving TFS and third party products. Pursuant to an agreement between the Company and TFS, the Company remits fees to TFS and other third parties in an amount equivalent to approximately 67% of the commissions earned from the execution of such transactions up to the commitment amount. The Company is not liable to TFS in the event that Customers fail to fulfill their commitments.

    Employee compensation and benefits, professional fees, rent, and certain other operating expenses, are paid by TFS on behalf of the Company and are charged directly to the Company by TFS. The Company pays TFS a monthly management fee for various administrative services including technical support, bookkeeping and human resource services.

    Expenses prepaid to affiliates represents product fees paid to TFS in advance of Customers fulfilling their commission commitment for a TFS product.

    Deferred product fees represent approximately 67% of commissions charged in excess of Customers' commitments as of December 31, 2001, which amounts will be required to be paid in future periods TFS and others.

3. **Off-Balance Sheet Risk and Concentration of Credit Risk**

    In the normal course of business, securities transactions of Customers are introduced to and cleared through clearing brokers. Pursuant to agreements between the Company and the clearing brokers, the clearing brokers have the right, under certain circumstances, to charge the Company for unsecured losses that result from the Customers' failure to complete such transactions.

Thomson Institutional Services Inc.
**(An indirect wholly owned subsidiary of
The Thomson Corporation)
Notes to the Statement of Financial Condition
December 31, 2001**

4

Receivable from clearing brokers represent a concentration of credit risk and primarily relates to securities transactions.

The Company does not anticipate nonperformance by Customers or clearing brokers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the Customers and clearing brokers with which it conducts business.

4. **Income Taxes**

The Company is part of a consolidated group for federal income tax reporting purposes and files separate New York State and New York City income tax returns. Under a tax sharing arrangement, the Company's US indirect parent allocates to the Company its share of federal income taxes based upon the principles of separate company calculation.

5. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. The Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $5,458,364, which exceeded the minimum net capital requirement of $665,935 by $4,792,429. The Company's ratio of aggregate indebtedness to net capital was 1.83:1.